North American Palladium Ltd.

1 University Avenue

Suite 402

Toronto, Ontario

Canada M5J 2P1

January 26, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	North American Palladium Ltd.

Request for Withdrawal (RW) of Registration Statement on Form F-10 (File No. 333-200762)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), North American Palladium Ltd. (the “Company”) hereby makes application to withdraw its Registration Statement on Form F-10, File Number 333-200762 (as amended, the “Registration Statement”) initially filed with the Securities and Exchange Commission on December 5, 2014, relating to the offering of common shares, debt securities, warrants to purchase debt securities or common shares or subscription receipts (collectively, the “Securities”) up to an aggregate initial offering price of $150,000,000.

No Securities registered pursuant to the Registration Statement have been sold, offered or issued since the date of the filing of the Registration Statement. The Company is preparing to suspend its reporting obligations pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, as amended. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible, on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide our attorney, Ryan Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP, a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our attorney’s email is ryan.dzierniejko@skadden.com.

Should you have any questions regarding this matter, please call our attorney, Mr. Dzierniejko, at (212) 735-3712.

Sincerely, North American Palladium

/s/ Jim Gallagher
Jim Gallagher
President and Chief Executive Officer

cc: Ryan Dzierniejko, Esq.